Exhibit 99.1

Nano Dimension Announces Results of First AME ACADEMY Webinar Series

Sunrise, Florida, March 04, 2021 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM), an industry leading Additively Manufactured Electronics (AME) / PE (Printed Electronics) provider, announced today the results of the first AME ACADEMY webinar series. The Academy,  led by industry leaders, is creating an evolving curriculum and programs that cover the most important technological and business issues involving AME.

The first AME ACADEMY session, held on February 23, was a major success. This six hour, first-of-its-kind event featured seven industry leaders who presented on the following topics:

○	RF Devices and Antennas

○	Packaging

○	High Performance Materials for Next Generation Electronics

○	Photonic Curing for Additive Manufacturing

○	Integrated Light Passive Components

Industry leaders, including NovaCentrix, nScrypt, IDTechEx, Electroninks, and Nano Dimension co-coordinated and presented at the event.  The session also included presentations by thought leaders from research institutions and corporations, including Raytheon Technologies, The Italian Institute of Technology and The University of Technology – Sydney. Participants learned firsthand about how new AME technology is changing the way High Performance Electronic Devices (Hi-PEDS™) are designed and how implementing 3D printed electronics can enhance innovation. IDTechEx, an independent market research company focusing on business intelligence and emerging technologies, discussed market trends in the AME industry, providing insights about current and future opportunities for 3D electronics technology.

An important focus during the session revolved around how AME digital technology removes the limitations imposed by conventional 2D systems for the design and fabrication of electronic devices. Participants also learned how 3D design capability can be implemented in applications such as communications in the 5G era, next generation RF devices, medical devices, sensors, IC packaging and more.

Dr. Jaim Nulman, Chief Technology Officer of Nano Dimension, commented, “We are thrilled with the interest in the first AME Academy session, demonstrated by the participation of industry and academic experts and the 1,190 registrants from across the world.  This is a clear indication that there is a strong and growing interest in AME technology. Innovation, education and collaboration will be key drivers in the current paradigm shift towards AME technology for the design and manufacturing of Hi-PEDs™. This technology will transform entire industries and our mission is to be a world-leader in this transformation.  Being a sponsor and presenter of the AME Academy is an important contribution in this process.”

The AME Academy seminars are  an industry-first educational series that upskills and informs professionals on the latest developments and trends in additively manufactured electronics design and manufacturing. The AME Academy’s goal is to create a global community of corporations and individuals who have a shared interest in AME technology, while providing the knowledge and tools necessary to advance its applications and use in industry and research.

For more information about upcoming events, please visit:  www.ame-academy

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market, and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. The DragonFly LDM® system is being deployed in a wide range of industries, including academic and research institutions, defense, aerospace, autonomous automotive, robotics, and biotech. Its ability to enable on-site prototyping in a matter of hours instead of weeks; create products with better performance; reduce the size and weight of electronic parts and devices; enable innovation; and critically important, protect IP, is a paradigm shift in how industry and research institutions will research, develop, and produce High-Performance Electronic Devices (Hi-PEDs™.) Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials.

For more information, please visit www.nano-di.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses participating in virtual seminars, the AME Academy, strong and growing interest in AME technology, current paradigm shift towards AME technology for the design and manufacturing of Hi-PEDs™, and that this technology will transform entire industries. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT:
Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:
Dave Gentry
RedChip Companies Inc.
Dave@redchip.com
407-491-4498 or 1-800-RED-CHIP (733-2447)